UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Duckhorn Portfolio, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

26414D106
(CUSIP Number)

Michael E. Carr, Jr.
Executive Vice President and General Counsel
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

with a copy to:

David M. Wilf
Phillip R. Sanders
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
(212) 351-2681

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2024
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Brown-Forman Corporation
2	Check the Appropriate Box if a Member of a Group (a): □ (b): □
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 31,531,532
	8	Shared Voting Power 0
	9	Sole Dispositive Power 31,531,532
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,531,532
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 21.4%(1)
14	Type of Reporting Person CO
_____________________
(1) Percentage based on 147,200,572 shares of common stock of the Issuer outstanding, as stated in the Agreement and Plan of Merger, dated October 6, 2024, by and among the Issuer and certain other parties thereto, filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2024.

CUSIP No. 26414D106	13D	Page 1 of 3 pages

Item 1. Security and Issuer.
This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on May 1, 2024 (the “Initial Statement” and, as further amended by this Amendment, the “Schedule 13D”), and relates to the common stock, $0.01 par value per share (the “Common Stock”), of The Duckhorn Portfolio, Inc. (the “Issuer”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Initial Statement and unless amended hereby, all information in the Initial Statement remains in effect.
Item 4.    Purpose of Transaction.
Item 4 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 4 of the Initial Statement:
Voting Agreement
On October 6, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Marlee Buyer, Inc. (“Parent”), and Marlee Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger. In connection with the transactions contemplated by the Merger Agreement, on October 6, 2024, certain investors of the Issuer, including the Reporting Person, in their capacity as stockholders of the Company, each entered into a voting and support agreement (the “Voting Agreement”) with Parent. Under the Voting Agreement, the Reporting Person committed to vote its shares of Common Stock, among other things, in favor of the adoption of the Merger Agreement and against any competing transaction or any other action, agreement or proposal which to its knowledge would reasonably be expected to prevent or materially impede or materially delay the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement. The Voting Agreement also includes certain restrictions on transfer of the shares of Common Stock held by the Reporting Person. The Voting Agreement terminates in certain circumstances, including in connection with the Issuer’s termination of the Merger Agreement in order to accept a superior proposal. The stockholders that signed a Voting Agreement, including the Reporting Person, hold shares of Common Stock representing a majority of the Issuer’s outstanding voting power as of October 4, 2024.
    The foregoing summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, filed herewith as Exhibit 7.4.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 6 of the Initial Statement:
Item 4 above summarizes certain provisions of the Voting Agreement and is incorporated herein by reference. A copy of the Voting Agreement is attached as an exhibit hereto and incorporated herein by reference.
The Reporting Person may be deemed to be a member of a group with Parent and TSG Consumer Partners LLC (“TSG”), who are also stockholders of the Issuer and party to a voting and support agreement, with respect to the Issuer or the Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by virtue of being party to the Voting Agreement. The Reporting Person expressly disclaims (i) any such group membership for purposes of Section 13(d) of the Exchange Act or otherwise and (ii) beneficial ownership, for purposes of Section 13(d) of the Exchange Act or otherwise, over any securities held by Parent and TSG.

CUSIP No. 26414D106	13D	Page 2 of 3 pages

Item 7.    Materials to be Filed as Exhibits
Item 7 of the Initial Statement is hereby amended and supplemented as follows:

Exhibit Number*	Description
7.4	Voting and Support Agreement, dated October 6, 2024, by and between Marlee Buyer, Inc. and Brown-Forman Corporation.

CUSIP No. 26414D106	13D	Page 3 of 3 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: October 8, 2024

Brown-Forman Corporation

By:     /s/ Michael E. Carr, Jr.
Name:    Michael E. Carr, Jr.
Title:    Executive Vice President, General Counsel and Secretary